Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

新 濠 博 亞 娛 樂 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(SEHK stock code: 6883)

UNAUDITED RESULTS FOR THE FIRST QUARTER OF 2014

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company” or “we”) (SEHK: 6883) (NASDAQ: MPEL), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, today released its unaudited financial results for the first quarter of 2014, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”) which differ in certain respects from the International Financial Reporting Standards (“IFRS”).

Net revenue for the first quarter of 2014 was US$1,357.3 million, representing an increase of approximately 19% from US$1,144.9 million for the comparable period in 2013. The increase in net revenue was primarily attributable to improved group-wide revenues across all gaming segments, particularly in the mass market table games segment.

Adjusted property EBITDA(1) was US$387.5 million for the first quarter of 2014, as compared to Adjusted property EBITDA of US$294.9 million in the first quarter of 2013. The 31% year-over-year improvement in Adjusted property EBITDA was driven by stronger mass market and rolling chip revenues together with our ongoing commitment to control costs.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the first quarter of 2014 was US$239.5 million, or US$0.44 per ADS, compared with net income attributable to Melco Crown Entertainment of US$53.8 million, or US$0.10 per ADS, in the first quarter of 2013. The net loss attributable to non-controlling interests during the first quarter of 2014 of US$14.0 million related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “The Company delivered another strong performance in the first quarter of 2014, with net revenues and Adjusted property EBITDA increasing approximately 19% and 31%, respectively, on a year-over-year basis.

“Our group-wide profitability continues to be driven by the mass market segment at City of Dreams, a segment which is supported by the property’s unique premium positioning and best-in-class gaming, hotel entertainment and other food and beverage amenities. We remain committed to our on-going table and room optimization strategy which has resulted in a shift of more resources to the mass market segment, positioning the property to take advantage of the expected growth in this higher margin segment in the future.

“City of Dreams Manila is due to open later this year, marking our first entrance outside of Macau. Our integrated resort in Entertainment City in Manila Bay brings together a collection of World-class brands, including three exciting hotel brands — Crown Towers hotel, Nobu Hotel and a hotel managed by the Hyatt group — as well as a range of other entertainment and food and beverage offerings. We believe this property will significantly enhance Manila’s appeal to regional tourists who are seeking a unique and World-class entertainment and gaming experience.

“Studio City remains on track to open in mid-2015 and will represent the next standalone integrated resort to open in Macau. This exciting cinematically-themed integrated resort will bring a new level of entertainment to Macau and will substantially increase our already large exposure to the increasingly important mass market segments in Macau and fully capitalize on the planned development on Hengqin Island.

“In association with the award-winning, internationally renowned architect, Dame Zaha Hadid, we recently unveiled the design plan for the fifth and final hotel tower at City of Dreams, Macau. This newest addition to our flagship, premium-focused, integrated resort in Macau will add a new icon to Macau and the region. The development of the new tower is underway and is expected to open in early 2017.

“Macau delivered impressive growth in the first quarter of 2014, particularly in the mass market table games segment which expanded 38.9% on a year-over-year basis. We believe the mass market segment will be the long term driver of Macau’s success which, given our significant current and future exposure to this higher margin segment, means we are well positioned to capitalize on this on-going trend.

“While we remain fully committed to optimizing our current operating assets in Macau and progressing our exciting development pipeline both in Manila and Macau, we also continue to further our goal of becoming a leading gaming and entertainment company in the region, with particular focus on new major markets, most notably Japan.

“The Company also declared a quarterly dividend for the first quarter of 2014 of US$0.1293 per ADS, or HK$0.3341 per ordinary share, representing the first dividend under our new ordinary dividend policy announced earlier this year.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2014, net revenue at City of Dreams was US$1,074.0 million compared to US$836.0 million in the first quarter of 2013. City of Dreams generated Adjusted EBITDA of US$341.4 million in the first quarter of 2014, representing an increase of 38% compared to US$246.9 million in the comparable period of 2013.

The strong year-over-year improvement in Adjusted EBITDA was primarily driven by the 44% year-over-year improvement in mass table games gross gaming revenue, together with an increase in rolling chip volumes and a higher rolling chip win rate.

Rolling chip volume totaled US$24.6 billion for the first quarter of 2014 versus US$23.8 billion in the first quarter of 2013. The rolling chip win rate was 3.0% in the first quarter of 2014 versus 2.7% in the first quarter of 2013. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop increased 25% to US$1,299.1 million compared with US$1,038.4 million in the first quarter of 2013. The mass market table games hold percentage was 37.5% in the first quarter of 2014, an increase from 32.5% in the first quarter of 2013.

Slot handle for the quarter ended March 31, 2014 was US$1,489.7 million, up 45% from US$1,026.6 million generated in the quarter ended March 31, 2013.

Total non-gaming revenue at City of Dreams in the first quarter of 2014 was US$70.6 million, up from US$63.3 million in the first quarter of 2013.

Altira Macau First Quarter Results

For the quarter ended March 31, 2014, net revenue at Altira Macau was US$229.8 million compared to US$265.0 million in the first quarter of 2013. Altira Macau generated Adjusted EBITDA of US$34.8 million in the first quarter of 2014 compared with Adjusted EBITDA of US$40.1 million in the first quarter of 2013, a decline of 13%. The year-over-year decrease in Adjusted EBITDA was primarily driven by lower rolling chip volume, partially offset by higher mass market table games revenues.

Rolling chip volume totaled US$10.1 billion in the first quarter of 2014 versus US$11.8 billion in the first quarter of 2013. The rolling chip win rate remained stable at 2.9% in the first quarter of 2014 and 2013. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$203.8 million in the first quarter of 2014, an increase of 24% from US$164.8 million generated in the comparable period in 2013. The mass market table games hold percentage was 13.3% in the first quarter of 2014 compared with 15.0% in the first quarter of 2013.

Total non-gaming revenue at Altira Macau in the first quarter of 2014 was US$9.4 million, up from US$9.0 million in the first quarter of 2013.

Mocha Clubs First Quarter Results

Net revenue from Mocha Clubs totaled US$39.5 million in the first quarter of 2014, up 16% from US$34.0 million in the first quarter of 2013. Mocha Clubs generated US$11.3 million of Adjusted EBITDA in the first quarter of 2014, an increase of 32% when compared to Adjusted EBITDA of US$8.5 million in the same period in 2013.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,400 in the first quarter of 2014, compared to approximately 2,000 in the comparable period in 2013 due to the closure of three clubs offset by a new club opened in late 2013. The net win per gaming machine per day was US$316 in the quarter ended March 31, 2014, as compared with US$214 in the comparable period in 2013, an increase of 48%.

City of Dreams Manila First Quarter Results

On a fully consolidated basis, we incurred approximately US$8.8 million of operating expenses in the first quarter of 2014 at City of Dreams Manila, which primarily relate to pre-opening costs as well as share based compensation cost, and recorded a net loss of approximately US$21.8 million, as a result of approximately US$4.2 million interest on the PHP15 billion senior notes and US$8.2 million of capital lease charges relating to building lease payments, net of capitalized interest, incurred during the first quarter of 2014.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2014 were US$41.3 million, which included an interest income of US$3.9 million and interest expenses, net of capitalized interest, of US$31.9 million and other finance costs of US$11.7 million. We recorded US$16.4 million of capitalized interest during the first quarter of 2014, primarily relating to Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams. The year-on-year decrease of US$75.3 million in net non-operating expenses was primarily due to the one-off charge on extinguishment and modification of debt relating to the refinancing of the 10.25% senior notes in the first quarter of 2013 and higher capitalized interest in the current quarter.

Depreciation and amortization costs of US$94.8 million were recorded in the first quarter of 2014, of which US$14.3 million was related to the amortization of our gaming subconcession and US$16.1 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of March 31, 2014 totaled US$3.5 billion, including US$0.4 billion bank deposits with original maturity over three months and US$1.0 billion of restricted cash, primarily related to Studio City. Total debt at the end of the first quarter of 2014 was US$2.8 billion.

Capital expenditures for the first quarter of 2014 were US$252.4 million, which predominantly related to Studio City and City of Dreams Manila, as well as various projects at City of Dreams.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the first quarter of 2014 and are reminded that such financial information presented herein have been prepared in accordance with U.S. GAAP which may differ in certain respects from IFRS and has not been audited. Consequently, the shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its first quarter 2014 financial results on May 8, 2014 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll/International	1 845 675 0437
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076
Philippines Toll Free	1 800 165 10607
Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com. To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117
Conference ID	31705431

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, gain on disposal of assets held for sale and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, gain on disposal of assets held for sale, corporate and others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

By order of the Board
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, May 8, 2014

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2014	2013
	(Unaudited)	(Unaudited)

OPERATING REVENUES
Casino	$1,320,139	$1,110,443
Rooms	33,434	30,934
Food and beverage	21,344	19,864
Entertainment, retail and others	27,315	22,812

Gross revenues	1,402,232	1,184,053
Less: promotional allowances	(44,913)	(39,112)

Net revenues	1,357,319	1,144,941

OPERATING COSTS AND EXPENSES
Casino	(913,630)	(790,095)
Rooms	(3,126)	(3,128)
Food and beverage	(5,732)	(8,017)
Entertainment, retail and others	(14,294)	(15,979)
General and administrative	(66,465)	(56,577)
Pre-opening costs	(8,531)	(1,930)
Development costs	(1,525)	(17,097)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(16,118)	(15,925)
Depreciation and amortization	(64,402)	(64,600)
Property charges and others	(1,692)	(224)
Gain on disposal of assets held for sale	22,072	—

Total operating costs and expenses	(1,087,752)	(987,881)

OPERATING INCOME	269,567	157,060

NON-OPERATING INCOME (EXPENSES)
Interest income	3,875	751
Interest expenses, net of capitalized interest	(31,868)	(42,136)
Other finance costs	(11,657)	(9,357)
Foreign exchange loss, net	(2,228)	(4,423)
Other income, net	558	—
Loss on extinguishment of debt	—	(50,935)
Costs associated with debt modification	—	(10,538)

Total non-operating expenses, net	(41,320)	(116,638)

INCOME BEFORE INCOME TAX	228,247	40,422
INCOME TAX (EXPENSE) CREDIT	(2,689)	964

NET INCOME	225,558	41,386
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	13,985	12,390

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$239,543	$53,776

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.145	$0.033

Diluted	$0.144	$0.032

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.435	$0.098

Diluted	$0.431	$0.097

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,651,289,415	1,647,477,427

Diluted	1,666,365,474	1,662,907,287

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31, 2014	December 31, 2013
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,038,320	$1,381,757
Bank deposits with original maturity over three months	410,616	626,940
Restricted cash	634,270	770,294
Accounts receivable, net	257,103	287,880
Amounts due from affiliated companies	522	23
Deferred tax assets	102	—
Income tax receivable	—	18
Inventories	18,034	18,169
Prepaid expenses and other current assets	70,047	54,898
Assets held for sale	—	8,468

Total current assets	3,429,014	3,148,447

PROPERTY AND EQUIPMENT, NET	3,495,278	3,308,846
GAMING SUBCONCESSION, NET	470,722	485,031
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	355,503	345,667
RESTRICTED CASH	373,370	373,371
DEFERRED TAX ASSETS	89	93
DEFERRED FINANCING COSTS	117,574	114,431
LAND USE RIGHTS, NET	935,500	951,618

TOTAL ASSETS	$9,263,185	$8,813,639

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$10,169	$9,825
Accrued expenses and other current liabilities	1,097,622	928,751
Income tax payable	4,759	6,584
Capital lease obligations, due within one year	27,594	27,265
Current portion of long-term debt	262,611	262,566
Amounts due to affiliated companies	1,378	2,900
Amount due to a shareholder	39	79

Total current liabilities	1,404,172	1,237,970

LONG-TERM DEBT	2,539,347	2,270,894
OTHER LONG-TERM LIABILITIES	31,701	28,492
DEFERRED TAX LIABILITIES	61,704	62,806
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	255,011	253,029
LAND USE RIGHTS PAYABLE	7,484	35,466

SHAREHOLDERS’ EQUITY
Ordinary shares	16,667	16,667
Treasury shares	(3,077)	(5,960)
Additional paid-in capital	3,291,572	3,479,399
Accumulated other comprehensive losses	(17,080)	(15,592)
Retained earnings	1,011,699	772,156

Total Melco Crown Entertainment Limited shareholders’ equity	4,299,781	4,246,670
Noncontrolling interests	663,985	678,312

Total equity	4,963,766	4,924,982

TOTAL LIABILITIES AND EQUITY	$9,263,185	$8,813,639

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2014	2013
	(Unaudited)	(Unaudited)

Net Income Attributable to Melco Crown Entertainment Limited	$239,543	$53,776
Pre-opening Costs	8,531	1,930
Development Costs	1,525	17,097
Property Charges and Others	1,692	224
Loss on Extinguishment of Debt	—	50,935
Costs Associated with Debt Modification	—	10,538

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$251,291	$134,500

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.152	$0.082

Diluted	$0.151	$0.081

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.457	$0.245

Diluted	$0.452	$0.243

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,651,289,415	1,647,477,427

Diluted	1,666,365,474	1,662,907,287

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$26,915	$6,727	$283,415	$(12,039)	$(8,794)	$(26,657)	$269,567

Pre-opening Costs	—	614	117	855	6,945	—	8,531
Development Costs	—	—	—	—	—	1,525	1,525
Depreciation and Amortization	7,820	2,959	56,848	10,883	446	15,873	94,829
Share-based Compensation	32	46	228	—	1,792	2,567	4,665
Property Charges and Others	—	935	757	—	—	—	1,692
Gain on Disposal of Assets Held For Sale	—	—	—	—	—	(22,072)	(22,072)

Adjusted EBITDA	34,767	11,281	341,365	(301)	389	(28,764)	358,737
Corporate and Others Expenses	—	—	—	—	—	28,764	28,764

Adjusted Property EBITDA	$34,767	$11,281	$341,365	$(301)	$389	$—	$387,501

	Three Months Ended March 31, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$32,255	$5,269	$190,411	$(11,760)	$(16,924)	$(42,191)	$157,060

Pre-opening Costs	—	—	—	623	1,303	4	1,930
Development Costs	—	—	—	—	15,089	2,008	17,097
Depreciation and Amortization	7,863	2,989	56,345	10,883	106	16,648	94,834
Share-based Compensation	30	37	155	—	—	2,099	2,321
Property Charges and Others	—	224	—	—	—	—	224

Adjusted EBITDA	40,148	8,519	246,911	(254)	(426)	(21,432)	273,466
Corporate and Others Expenses	—	—	—	—	—	21,432	21,432

Adjusted Property EBITDA	$40,148	$8,519	$246,911	$(254)	$(426)	$—	$294,898

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2014	2013
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$387,501	$294,898
Corporate and Others Expenses	(28,764)	(21,432)

Adjusted EBITDA	358,737	273,466
Pre-opening Costs	(8,531)	(1,930)
Development Costs	(1,525)	(17,097)
Depreciation and Amortization	(94,829)	(94,834)
Share-based Compensation	(4,665)	(2,321)
Property Charges and Others	(1,692)	(224)
Gain on Disposal of Assets Held For Sale	22,072	—
Interest and Other Non-Operating Expenses, Net	(41,320)	(116,638)
Income Tax (Expense) Credit	(2,689)	964

Net Income	225,558	41,386
Net Loss Attributable to Noncontrolling Interests	13,985	12,390

Net Income Attributable to Melco Crown Entertainment Limited	$239,543	$53,776

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended March 31,
	2014	2013
Room Statistics:
Altira Macau
Average daily rate (3)	$236	$232
Occupancy per available room	99%	99%
Revenue per available room (4)	$233	$229

City of Dreams
Average daily rate (3)	$197	$192
Occupancy per available room	98%	95%
Revenue per available room (4)	$194	$182

Other Information:
Altira Macau
Average number of table games	142	173
Table games win per unit per day (5)	$25,217	$23,899

City of Dreams
Average number of table games	484	453
Average number of gaming machines	1,183	1,480
Table games win per unit per day (5)	$28,244	$23,950
Gaming machines win per unit per day (6)	$536	$342

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points